No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF February 2009

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

The Board of Directors of Honda Motor Co., Ltd., at its meeting held on February 23, 2009 has decided a plan for changes to its management.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD. )

/s/ Yoichi Hojo
Yoichi Hojo
Director
Chief Operating Officer for
Business Management Operations
Honda Motor Co., Ltd.

Date: February 23, 2009

[Translation]

February 23, 2009

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo, 107-8556
Takeo Fukui
President and Representative Director

Notice Concerning Management Changes

The Board of Directors of Honda Motor Co., Ltd. (the “Company”), at its meeting held on February 23, 2009 has decided a plan for changes to its management. These changes are subject to approval at the General Meeting of Shareholders of the Company scheduled to be held in late June 2009 and/or decision at the meeting of the Board of Directors to be held immediately thereafter.

Particulars

Planned changes in Directors (as of late June 2009)

Change in Representative Director

Name	New Title	Current Title
Takanobu Ito	President and Representative Director	Senior Managing Director

Takeo Fukui	Director and Advisor	President and Representative Director

Directors to be newly appointed

Name	New Title	Current Title
Hiroshi Kobayashi	Director	Operating Officer

Tsuneo Tanai	Director	Operating Officer

Hiroyuki Yamada	Director	Vice President of American Honda Motor Co., Inc.

Directors to be retired

Name	Current Title
Masaaki Kato	Senior Managing Director

Akira Takano	Managing Director

Hiroyuki Yoshino	Director and Advisor

Mr. Masaaki Kato is expected to take office as President and Representative Director of Yachiyo Industry Co., Ltd., and Mr. Hiroyuki Yoshino is expected to take office as Advisor of the Company.

Planned changes in Corporate Auditors (as of late June 2009)

Corporate Auditor to be newly appointed

Name	New Title	Current Title
Hideki Okada	Corporate Auditor	Operating Officer

Corporate Auditor to be retired

Name	Current Title
Shinichi Sakamoto	Corporate Auditor

Planned changes in Operating Officers (as of late June 2009)

Operating Officers to be newly appointed

Name	New Title	Current Title
Hiroshi Sasamoto	Operating Officer	President and Director of Honda Manufacturing of Alabama, LLC

Chitoshi Yokota	Operating Officer	Operating Officer of Honda R&D Co., Ltd.

Michimasa Fujino	Operating Officer	President and Director of Honda Aircraft Company, Inc.

Operating Officers to be retired

Name	Current Title
Takashi Yamamoto	Managing Officer

Hiroshi Oshima	Managing Officer

Gen Tsujii	Operating Officer

Mr. Takashi Yamamoto is expected to take office as President and Representative Director of Yutaka Giken Co., Ltd., Mr. Hiroshi Oshima is expected to take office as President and Representative Director of Mobilityland Corporation, and Mr. Gen Tsujii is expected to take office as Executive Vice President and Representative Director of Yachiyo Industry Co., Ltd.

Resume of President and Representative Director Candidate

As of February 23, 2009

Takanobu ITO

Date of Birth:	August 29, 1953

Professional Experience:

April	1978	Joined Honda Motor Co., Ltd.

April	1998	Executive Vice President, Honda R&D Americas, Inc.

June	2000	Director, Honda Motor Co., Ltd.

June	2001	Senior Managing Director, Honda R&D Co., Ltd.

June	2003	President and Director, Honda R&D Co., Ltd. Managing Director in charge of Motor Sports, Honda Motor Co., Ltd.

April	2004	General Supervisor, Motor Sports

April	2005	General Manager, Suzuka Factory, Production Operations

June	2005	Managing Officer, Honda Motor Co., Ltd.

April	2007	Chief Operating Officer, Automobile Operations

June	2007	Senior Managing Director, Honda Motor Co., Ltd

*	Current responsibilities in boldface

Executive Resume

As of February 23, 2009

Takeo FUKUI

Date of Birth:	November 28, 1944

Professional Experience:

April	1969	Joined Honda Motor Co., Ltd.

May	1987	Managing Director, Honda R&D Co., Ltd. President and Director, Honda Racing Corporation

June	1988	Director, Honda Motor Co., Ltd.

June	1990	Senior Managing Director, Honda R&D Co., Ltd.

June	1994	Executive Vice President, Honda of America Mfg., Inc.

June	1996	Managing Director, Honda Motor Co., Ltd.

		President, Honda of America Mfg., Inc.

June	1998	President and Director, Honda R&D Co., Ltd.

June	1999	Senior Managing Director in charge of Motor Sports, Honda Motor Co., Ltd.

June	2003	President and Director, Honda Motor Co., Ltd.

*	Current responsibilities in boldface